Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivers strong sales, double digit core operating income growth and launches Zolgensma and Piqray in second quarter; sales and profit guidance increased
•	Continuing operations[1] net sales up 8% (cc2, +4% USD) driven by:
o	Cosentyx at USD 858 million, +25% (cc) mainly driven by continued strong US growth (+31%)
o	Entresto grew to USD 421 million, +81% (cc) with increased initiation in hospital and ambulatory settings
o	Oncology sales grew 9% (cc) driven by growth from Lutathera (USD 109 million), Kisqali (USD 111 million) and Kymriah (USD 58 million) in the second quarter
o	Sandoz sales grew 3% (cc, -1% USD) as ex-US growth more than offset the decline in US
•	Core[2] operating income grew 20% (cc, +14% USD) mainly driven by strong sales and productivity, increasing core operating income margin by 3.2 percentage points (cc) to 31.0% of net sales
•	Net income from continuing operations was USD 2.1 billion in Q2, declining compared to prior year, which included a USD 5.7 billion net gain from the sale of the OTC JV
•	Following the Alcon spin-off, a one-time non-cash IFRS gain of USD 4.7 billion was recorded in discontinued operations
•	Free cash flow[2] grew 11% to USD 3.6 billion, mainly driven by higher operating income and higher divestment proceeds, partly offset by OTC JV dividends received in prior year
•	Landmark innovation year continues with addition of new potential blockbusters:
o	Zolgensma gene therapy launched in US for treatment of SMA in children under the age of two, robust data presented at AAN demonstrating efficacy in broad spectrum of patients
o	Piqray (alpelisib) launched for treatment of advanced breast cancer with a PIK3CA mutation
o	SEG101 (crizanlizumab) for treatment of sickle cell disease filed in the EU and US with FDA priority review
•	Xiidra dry eye treatment acquired expanding our leading presence in ophthalmic pharmaceuticals
•
2019 guidance increased for new focused medicines company[3] - Sales expected to grow mid to high-single digit (cc), core operating income expected to grow low double digit to mid-teens (cc), sales guidance increased for both divisions

Basel, July 18, 2019 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered an exceptional first half performance in 2019 as a focused medicines company with strong sales and productivity driving double digit core operating income growth with margin expansion.  We increased our full year guidance for both sales and core operating income in light of our strong momentum. We continue to progress our breakthrough medicines pipeline, with the launches of Zolgensma and Piqray, and are on track for the upcoming pivotal trial results of Entresto in preserved ejection fraction heart failure, ofatumumab in multiple sclerosis, and fevipiprant in asthma.”
Key figures[2]	Continuing operations[1]
	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 764	11 339	4	8	22 870	22 254	3	8
Operating income	2 663	2 431	10	17	4 905	4 802	2	11
Net income	2 109	7 728	-73	-71	3 977	9 698	-59	-56
EPS (USD)	0.91	3.32	-73	-71	1.72	4.17	-59	-55
Free cash flow	3 612	3 268	11		5 481	5 187	6
Core Operating income	3 648	3 207	14	20	6 902	6 187	12	19
Core Net income	3 096	2 735	13	19	5 907	5 419	9	16
Core EPS (USD)	1.34	1.18	14	20	2.55	2.33	9	17
1Refers to continuing operations as defined on page 42 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing corporate functions. 2Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 3 Removes Alcon and the Sandoz US dermatology and oral solids portfolio from both 2019 and 2018. Forecast assumption that no Gilenya generics enter in 2019 in the US.

Financials

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business are reported as discontinued operations. See page 42 and Notes 2, 3 and 11 in the Condensed Interim Financial Report for a full explanation.

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing Corporate functions. We also provide information on discontinued operations.

Continuing operations second quarter

Net sales were USD 11.8 billion (+4%, +8% cc) in the second quarter driven by volume growth of 10 percentage points (cc), mainly from Cosentyx, Entresto and Lutathera. Strong volume growth was partly offset by the negative impacts of pricing (-1 percentage point cc) and generic competition (-1 percentage point cc).

Operating income was USD 2.7 billion (+10%, +17% cc) mainly driven by higher sales, improved gross margin, productivity programs and higher divestment gains, partly offset by growth investments and legal provisions.

Net income was USD 2.1 billion, declining compared to prior year which benefited from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture. EPS was USD 0.91.

Core operating income was USD 3.6 billion (+14%, +20% cc) mainly driven by higher sales, improved gross margin and productivity programs, partly offset by growth investments. Core operating income margin was 31.0% of net sales, increasing by 2.7 percentage points (+3.2 percentage points cc).

Core net income was USD 3.1 billion (+13%, +19% cc) driven by growth in core operating income. Core EPS was USD 1.34 (+14%, +20% cc) in line with core net income.

Free cash flow from continuing operations amounted to USD 3.6 billion (+11% USD) compared to USD 3.3 billion in prior year, mainly driven by higher operating income adjusted for non-cash items, and higher divestment proceeds, partly offset by higher working capital, increased payments out of provisions and lower dividends received from the OTC JV which was divested in Q2 2018.

Innovative Medicines net sales were USD 9.3 billion (+5%, +9% cc) in the second quarter, as Pharmaceuticals grew 10% (cc) and Oncology grew 9% (cc). Volume contributed 10 (cc) percentage points to sales growth, mainly driven by Cosentyx, Entresto and Lutathera. Generic competition had a negative impact of 1 (cc) percentage point. Net pricing had a negligible impact.

Sandoz net sales were USD 2.4 billion (-1%, +3% cc) driven by volume growth of 10 percentage points (cc) partially offset by 7 percentage points (cc) of price erosion, mainly in the US. Excluding the US, net sales grew +7% (cc). Global sales of Biopharmaceuticals grew 16% (cc), driven by continued strong double-digit growth in Europe from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).

Novartis continues to expect the previously-announced divestment of the Sandoz US oral solids and dermatology portfolio to be completed during 2019, pending closing conditions including regulatory approvals. Novartis remains fully committed to this business until it is divested to Aurobindo. The results of this business are included in continuing operations.

Continuing operations first half

Net sales were USD 22.9 billion (+3%, +8% cc) in the first half driven by volume growth of 11 percentage points (cc), mainly from Cosentyx, Entresto and Lutathera. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points cc) and generic competition (-1 percentage point cc).

Operating income was USD 4.9 billion (+2%, +11% cc) mainly driven by higher sales and improved gross margin, partly offset by growth investments and legal provisions.

Net income was USD 4.0 billion (-59%, -56% cc) as prior year benefited from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture. EPS was USD 1.72 (-59%, -55% cc) in line with net income.

Core operating income was USD 6.9 billion (12%, +19% cc) mainly driven by higher sales, improved gross margin and productivity programs, partly offset by growth investments. Core operating income margin was 30.2% of net sales, increasing by 2.4 percentage points (+2.9 percentage points cc).

Core net income was USD 5.9 billion (+9%, +16% cc) driven by growth in core operating income partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture. Core EPS was USD 2.55 (+9%, +17% cc) in line with core net income.

Free cash flow from continuing operations amounted to USD 5.5 billion (+6% USD) compared to USD 5.2 billion in the prior year, mainly driven by higher operating income adjusted for non-cash items, and higher divestment proceeds, partly offset by higher working capital, a sales milestone from the divested Vaccines business received in the prior year, increased payments out of provisions and lower dividends received from the OTC JV which was divested in Q2 2018.

Innovative medicines delivered net sales of USD 18.1 billion (+5%, +10% cc) in the first half. Pharmaceuticals BU grew 10% (cc) driven by Cosentyx and Entresto. Oncology grew 9% (cc) driven by Lutathera, as well as Promacta/Revolade, Tafinlar + Mekinist and Kisqali. Volume contributed 11 (cc) percentage points to sales growth. Generic competition had a negative impact of 1 (cc) percentage point. Net pricing had a negligible impact.

Sandoz net sales were USD 4.8 billion (-4%, +1% cc) driven by volume growth of 9 percentage points (cc) partially offset by 8 percentage points (cc) of price erosion, mainly in the US. Excluding the US, net sales grew 6% (cc). Global sales of Biopharmaceuticals grew 14% (cc), driven by continued strong double-digit growth in Europe from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).

Discontinued operations second quarter

Discontinued operations include the business of Alcon and certain Corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the operating results in the second quarter were not material. Net income in the second quarter 2019 includes the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. The second quarter of prior year included the results from the operations of the Alcon Division and certain Corporate costs directly attributable to Alcon with sales of USD 1.8 billion and operating income of USD 53 million. For further details see Note 3 Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis shareholders.

Discontinued operations first half

Discontinued operations net sales in the first half of 2019 were USD 1.8 billion compared to USD 3.6 billion in 2018 and operating income amounted to USD 71 million compared to USD 129 million in 2018. Net income from discontinued operations in the first half of 2019 amounted to USD 4.6 billion compared to USD 98 million in 2018 driven by the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 3 Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis shareholders.

Total Group second quarter

For the total Group, net income amounted to USD 6.8 billion compared to USD 7.8 billion in the prior year, and basic earnings per share decreased to USD 2.94 from USD 3.34. Cash flow from operating activities for the total Group amounted to USD 3.1 billion and free cash flow to USD 3.6 billion.

Total Group first half

For the total Group, net income amounted to USD 8.6 billion compared to USD 9.8 billion in the prior year, and basic earnings per share decreased to USD 3.70 from USD 4.21. Cash flow from operating activities for the total Group amounted to USD 5.5 billion and free cash flow to USD 5.4 billion.

ECN Appointment

Novartis has appointed Marie-France Tschudin as president of Novartis Pharmaceuticals. She is a member of the Executive Committee of Novartis and reports to Vas Narasimhan, CEO, Novartis.

Marie-France Tschudin has more than 25 years of broad, multi-national experience in the pharmaceuticals and biotech industry. She was most recently Head of Novartis Pharmaceuticals, Region Europe where she successfully grew the largest regional business within Novartis to over USD 8 billion in sales in 2018. She also built a diverse leadership team and oversaw the preparations for our potential blockbuster launches in Europe.  Before joining Novartis, Marie-France spent 10 years at Celgene in a variety of leadership and general management positions and led their Hematology-Oncology business for Europe, Middle East and Africa.

Key growth drivers (Q2 performance)

Underpinning our financial results in the second quarter is a continued focus on key growth drivers including:
•
Cosentyx (USD 858 million, +25% cc) delivered strong demand driven growth in the US and all other regions. In the US, Cosentyx (USD 534 million) sales grew 31%, in the rest of the world sales grew 18% (cc).

•
Entresto (USD 421 million, +81% cc) delivered a strong quarter with continued growth momentum fueled by increased demand in both hospital and ambulatory settings across all territories/geographies. The Heart Failure Association of the European Society of Cardiology published a consensus paper in May that supports Entresto as a first line treatment option for patients hospitalized with HFrEF.

•
Lutathera (USD 109 million, USD +85 million) continued to grow led by the US with over 140 centers actively treating and the European launch progressing well. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 171 million.

•
Promacta/Revolade (USD 349 million, +23% cc) continued to grow at a strong double-digit rate across all regions driven by increased use in chronic immune thrombocytopenia (ITP) and uptake as first-line treatment for severe aplastic anemia (SAA) in the US and Japan.

•	Tafinlar + Mekinist (USD 340 million, +25% cc) continued double-digit growth due to demand in metastatic melanoma and NSCLC, and strong uptake of the adjuvant melanoma indication in the US and Europe.
•	Jakavi (USD 284 million, +26% cc) continued double-digit growth across all regions driven by demand in myelofibrosis and polycythemia vera indications.
•
Kisqali (USD 111 million, +94% cc) continued to grow in the US driven by use in first-line metastatic breast cancer patients, independent of menopausal status or combination partner, with strong uptake in Europe and other regions.

•
Kymriah (USD 58 million) strong demand continued and sales increased primarily driven by ongoing uptake in the US and Europe. There are over 130 qualified treatment centers and 19 countries worldwide that have coverage for at least one indication. Reimbursement for both Pediatric ALL and DLBCL was received in Japan, making Kymriah the only CAR-T available in Asia.

•
Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 16% (cc), driven by continued strong double-digit growth in Europe from Rixathon (rituximab), Hyrimoz (adalimumab) and Erelzi (etanercept).

•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 9% in cc (1% in USD), mainly driven by double digit growth (cc) in China.

Net sales of the top 20 Innovative Medicines products in Q2 and H1
		% change			% change
	Q2 2019 USD m	USD	cc	H1 2019 USD m	USD	cc
Cosentyx	858	22	25	1 649	29	32
Gilenya	825	-5	-2	1 591	-6	-2
Lucentis	536	4	10	1 069	3	10
Tasigna	468	-4	-1	902	-5	-2
Sandostatin	403	1	4	795	-1	3
Entresto	421	76	81	778	77	83
Afinitor/Votubia	401	-2	0	774	-1	1
Promacta/Revolade	349	20	23	656	19	24
Tafinlar + Mekinist	340	20	25	637	16	21
Galvus Group	320	-4	2	635	-2	5
Gleevec/Glivec	323	-22	-19	630	-22	-18
Xolair	290	11	18	571	11	19
Diovan Group	283	16	23	544	7	14
Jakavi	284	19	26	542	15	23
Exforge Group	264	6	12	531	7	14
Exjade/Jadenu	253	-12	-10	491	-11	-8
Votrient	193	-12	-9	380	-12	-9
Ilaris	165	25	31	316	22	29
Zortress/Certican	124	8	12	240	7	12
Travoprost Group	106	-21	-19	221	-14	-11
Top 20 products total	7 206	6	10	13 952	5	10

Strengthen R&D - Key developments from the second quarter
New approvals and regulatory update
•
Zolgensma (onasemnogene abeparvovec-xioi) was launched in the US following FDA approval. Zolgensma is approved for the treatment of patients less than 2 years of age with SMA and bi-allelic mutations of the SMN1 gene, regardless of SMN2 back-up gene copy number (all types). This also includes pre-symptomatic newborns who are diagnosed by genetic testing.

•
Piqray (alpelisib, formerly BYL719) was approved and launched in the US as the first and only treatment specifically for patients with a PIK3CA mutation in HR+/HER2- advanced breast cancer. Piqray was the first new drug application approved under the FDA Oncology Center of Excellence Real-Time Oncology Review pilot program.

Regulatory submissions and filings
•	Crizanlizumab (SEG101) was filed in the US and Europe for the prevention of vaso-occlusive crises in sickle cell disease. Crizanlizumab received priority review designation from the FDA in July.
•
QVM149 (ICS/LABA/LAMA) and QMF149 (ICS/LABA) were both filed with EMA for the treatment of asthma. QVM149 has the potential to become the best in class inhaled treatment by adding the power of comprehensive bronchodilation to on-target inflammation control with a once-daily inhalation.

Results from ongoing trials and other highlights
•	Zolgensma data were presented at AAN demonstrating efficacy in broad a spectrum of SMA patients:
o	STRONG trial interim data in SMA Type 2 showed rapid motor function gains and milestone achievements with intrathecal dosing
o	SPR1NT interim data in pre-symptomatic SMA showed age-appropriate motor milestone achievement
o	STR1VE interim data in SMA Type 1 continued to show event-free survival, increases in motor function and significant milestone achievement consistent with Phase 1 START trial
•
Kisqali MONALEESA-7 overall survival data were presented at ASCO in first-line treatment of advanced breast cancer exclusively in peri- and premenopausal women. The data showed a survival rate of 70.2% for patients on Kisqali combination therapy compared to 46.0% for endocrine therapy alone. Kisqali is the only CDK4/6 inhibitor to show superior overall survival in advanced breast cancer.

•
Capmatinib (INC280) GEOMETRY mono-1 Phase II data in patients with NSCLC that harbor MET exon-14 skipping mutation were presented at ASCO. The overall response rate among patients receiving capmatinib was 68% for treatment-naive and 41% for previously treated patients. The median duration of response was also clinically meaningful irrespective of prior line of therapy.

•
Mayzent (siponimod) data from EXPAND study, presented at AAN, demonstrated that treatment had a clinically meaningful positive impact on cognitive processing speed in patients with secondary progressive MS, an important element in cognitive function. These data supplement benefits seen in terms of delay in disability progression in this population.

•
Iscalimab (CFZ533) data were presented at the American Transplant Congress showing 60% of iscalimab-treated transplant patients have normal kidney histology at least 1 year after transplant vs 0% with tacrolimus (current standard of care).

•
Cosentyx FUTURE 5 and MAXIMISE data were presented at EULAR. FUTURE 5 reinforced that there was no radiographic progression in almost 90% of psoriatic arthritis (PsA) patients treated over 2 years. MAXIMISE showed first efficacy and safety of a biologic treatment in the management of axial manifestations of PsA, which affect up to an estimated 35 million people worldwide.

•
Tafinlar + Mekinist overall survival data presented at ASCO and published simultaneously in NEJM, showed in patients with unresectable or metastatic BRAF-mutation positive melanoma, 34% of all patients in the pooled COMBI-d and COMBI-v trial analysis survived at five years. Nineteen percent of patients also showed no sign of disease progression or death at five years.

•
Hyrimoz (Sandoz biosimilar adalimumab) Phase III ADMYRA trial data presented at EULAR confirmed switching from reference biologic had no impact on safety or efficacy in patients with moderate-to-severe rheumatoid arthritis.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

During the first half of 2019, Novartis repurchased a total of 32.8 million shares for USD 2.8 billion on the SIX Swiss Exchange second trading line, including 19.0 million shares (USD 1.7 billion) bought back under the up to USD 5 billion share buyback announced in June 2018 and 13.8 million shares (USD 1.1 billion) to mitigate dilution related to participation plans of associates. In addition, 1.6 million shares (USD 0.2 billion) were repurchased from associates. In the same period, 15.0 million shares (for an equity value of USD 0.7 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 19.4 million versus December 31, 2018. These treasury share transactions resulted in a decrease in equity of USD 2.3 billion and a net cash outflow of USD 2.4 billion (excluding Swiss Withholding Tax of USD 0.4bn on share buybacks to be paid in Q3 2019).

A total of 28.3 million shares have been purchased for a total of USD 2.5 billion under the up to USD 5 billion share buyback since its announcement in June 2018. This share buyback is expected to be completed by the end of 2019.

As of June 30, 2019, net debt increased by USD 1.7 billion to USD 17.9 billion versus December 31, 2018. The increase was mainly driven by the USD 6.6 billion annual dividend payment and the net cash outflow for treasury share transactions of USD 2.4 billion, partly offset by USD 5.5 billion free cash flow from continuing operations during the first half of 2019 and USD 2.9 billion net inflows related to the Alcon spin-off.

As of Q2 2019, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2019 Outlook

Barring unforeseen events

New focused medicines company guidance
Excluding Alcon and the Sandoz US oral solids and dermatology business from both 2018 and 2019

•	Net sales revised upwards: expected to grow mid to high-single digit (cc).
•	From a divisional perspective, we expect net sales performance (cc) in 2019 to be as follows:
o	Innovative Medicines revised upwards: grow mid to high-single digit
o	Sandoz revised upwards: broadly in line to low-single digit growth
•	Core operating income revised upwards: expected to grow low double digit to mid-teens (cc).

The guidance above includes the forecast assumption that no Gilenya generics enter in 2019 in the US.

Foreign Exchange impact

If mid-July exchange rates prevail for the remainder of 2019, the currency impact for the year would be negative 3 percentage points on net sales and negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Continuing operations [1]	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 764	11 339	4	8	22 870	22 254	3	8
Operating income	2 663	2 431	10	17	4 905	4 802	2	11
As a % of sales	22.6	21.4			21.4	21.6
Core operating income	3 648	3 207	14	20	6 902	6 187	12	19
As a % of sales	31.0	28.3			30.2	27.8
Net income	2 109	7 728	-73	-71	3 977	9 698	-59	-56
EPS (USD)	0.91	3.32	-73	-71	1.72	4.17	-59	-55
Core net income	3 096	2 735	13	19	5 907	5 419	9	16
Core EPS (USD)	1.34	1.18	14	20	2.55	2.33	9	17
Cash flows from operating activities	3 111	3 512	-11		5 445	5 893	-8
Free cash flow	3 612	3 268	11		5 481	5 187	6

Innovative Medicines	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 326	8 876	5	9	18 106	17 274	5	10
Operating income	2 564	2 252	14	22	4 673	4 387	7	15
As a % of sales	27.5	25.4			25.8	25.4
Core operating income	3 306	2 854	16	22	6 228	5 485	14	21
As a % of sales	35.4	32.2			34.4	31.8

Sandoz	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 438	2 463	-1	3	4 764	4 980	-4	1
Operating income	282	328	-14	-7	555	737	-25	-17
As a % of sales	11.6	13.3			11.6	14.8
Core operating income	501	480	4	10	962	979	-2	6
As a % of sales	20.5	19.5			20.2	19.7

Corporate	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-183	-149	-23	-28	-323	-322	0	-4
Core operating loss	-159	-127	-25	-28	-288	-277	-4	-8

Discontinued operations [2]	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		1 819	nm	nm	1 777	3 598	nm	nm
Operating income		53	nm	nm	71	129	nm	nm
As a % of sales		2.9			nm	3.6
Core operating income		334	nm	nm	350	694	nm	nm
As a % of sales		18.4			nm	19.3
Net income	4 691	40	nm	nm	4 590	98	nm	nm

Total Group	Q2 2019	Q2 2018	% change		H1 2019	H1 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	6 800	7 768	-12	-10	8 567	9 796	-13	-8
EPS (USD)	2.94	3.34	-12	-10	3.70	4.21	-12	-8
Core net income	3 096	3 011	3	8	6 185	5 993	3	10
Core EPS (USD)	1.34	1.29	4	9	2.67	2.58	3	11
Cash flows from operating activities	3 111	3 942	-21		5 523	6 456	-14
Free cash flow	3 612	3 562	1		5 419	5 477	-1
nm = not meaningful
[1] Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio and Corporate activities. See page 42 of the Condensed Financial Report for full explanation

[2] Discontinued operations include the business of Alcon. Net income of discontinued operations includes a USD 4.7 billion gain on distribution of Alcon Inc. to Novartis AG shareholders. See page 42 and Notes 2, 3 and 11 of the Condensed Financial Report for full explanation

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below:
http://hugin.info/134323/R/2247013/888098.pdf

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “focused,” “momentum,” “upcoming,” “transformative,” “continued,” “potential,” “launches,” “launch,” “growth drivers,”  “launched,” “on track” “filed,” “expected,” “to grow,” “will,” “enter,” “pipeline,” “committed,” “future,” “strategy,” “priority review,” “deliver,” “expect,” “to be completed,” “to become,” “to be presented,” “pending,” “closing conditions,” “continued,” “landmark,” “continues,” “submitted,” “resubmitted,” “submissions,” “filings,” “potentially,” “outlook,” “unforeseen,” “forecast,” “may,” “would,” “PRIME designation,” “Sakigake designation,” “enrollment,” “ongoing,” “planned,” “Fast Track designation,” “Orphan designation,” “Orphan status,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of the proposed divestiture of certain portions of our Sandoz Division business in the US; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: global trends toward healthcare cost containment, including ongoing government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the proposed transactions or the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the Alcon and Sandoz transactions may not be realized or may be more difficult or take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators, government investigations generally, litigation and investigations regarding sales and marketing practices, and intellectual property disputes; uncertainties involved in the development or adoption of potentially transformational technologies and business models; our performance on environmental, social and governance measures; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting.
https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at.
https://www.novartis.com/investors/event-calendar

Important dates
September 9, 2019 ESG Investor day - London
October 22, 2019   Third quarter results 2019
December 5, 2019  R&D update 2019 - London